               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of December 2002

                           NATIONAL CONSTRUCTION INC.
                           --------------------------
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                              Form  20-F  xxx    Form  40-F
                                                          ---               ---

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.                                         Yes             No  xxx
                                                                  ---

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

December  2002  Information
---------------------------

     1. December information- "National Construction Announces Major Contract Renegotiation".


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

               National Construction Inc.--  SEC File No.  0-27144
               ---------------------------------------------------
                                  (Registrant)

Date:  January  10, 2003           By:/S/ Ian G. Wetherly
                                      -----------------------------------------
                                       Ian G. Wetherly, Chief Financial Officer

================================================================================
          NATIONAL CONSTRUCTION ANNOUNCES MAJOR CONTRACT RENEGOTIATION

     17:39  EST  Thursday,  December  12,  2002

     BROSSARD,  QUEBEC--National  Construction  Inc. (TSX Venture Exchange: NAT,
     OTCBB: NATS) ("National" or the "Company") today announced it has renegotiated a major contract.

     National had announced on October 31, 2002 that on one project the Company had approximately $3 million in disputed items which occurred in the first six months of fiscal 2002 and also had a significant investment in working capital in that project. The Company has now successfully renegotiated the terms of such contract. The settlement is conditional upon National meeting specific deadlines for the completion of the project. In addition National's working capital investment in the project will be reduced as the Company expects to receive holdback releases in the near term.

     "We are confident we will be successful in meeting the timetable established for the completion of the work for this important job," stated Jean Cormier, President of National.

     About  National  Construction  Inc.

     National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.

     National currently has three subsidiaries, National Construction Group Inc., Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned.

     This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.

     FOR FURTHER INFORMATION PLEASE CONTACT: National Construction Inc., Ian G. Wetherly, Chief Financial Officer, (450) 444-2405 ext. 241, The TSX Venture Exchange and the NASD OTC Bulletin Board have, not reviewed and do not accept responsibility for the, adequacy or accuracy of this press release.